UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
Information contained in this Form 6-K
On January 10, 2011, NiMin Energy Corp. issued the following press release regarding corporate updates.

NIMIN ENERGY CORP. PROVIDES CORPORATE UPDATE
CARPINTERIA, CA — January 10, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) today announced a corporate update under which the following occurred:
•	NiMin has added crude oil hedges for the calendar years 2011 and 2012. The Company entered into a swap agreement fixing the price of its oil sales at $90.40 for 125 barrels per day in 2011 and 250 barrels per day for 2012. These volumes are in addition to the existing swap of 250 barrels per day at $85.10 for the calendar year 2011.

•	The U.S. Patent and Trademark Office issued a patent to NiMin for its Combined Miscible Drive (“CMD”) process for enhanced oil recovery. As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications. The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create carbon dioxide (CO2) and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells.

•	Scott Dobson, currently manager of operations, has been promoted to the position of Vice President Operations, and will be managing all of NiMin’s oil field operations in California and Wyoming.
Mr. Clancy Cottman, Chairman and CEO, said, “We are committed to growing NiMin and creating value for shareholders. Our efforts are focused on aggressively exploiting our current portfolio of assets, strengthening our balance sheet and mitigating risk. For instance, the new crude oil hedges provide NiMin with additional financial flexibility to fund our Wyoming and California projects, while insulating the Company from oil price volatility.”
Mr. Cottman added, “We are also extremely pleased to announce that we have received a patent for our proprietary CMD technology, which has delivered exceedingly well against our expectations for heavy oil extraction in the Pleito Creek Field. The CMD process maximizes operational and cost efficiencies while reducing the overall carbon footprint as compared to related techniques. We look forward to continuing to implement this technology while also evaluating potential joint venture opportunities for CMD as part of NiMin’s ongoing commitment to increasing value for shareholders.”
Mr. Cottman concluded, “Lastly, I would like to congratulate Scott Dobson on his well-deserved promotion to Vice President of Operations. Mr. Dobson has been an integral component of the

Company’s operational success in California and Wyoming, and we look forward to his continued contributions.”
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 27 million barrels of proved and probable reserves, 97% of which are oil.
Cautionary Statements
This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be commenced by NiMin on the acquired fields, production gains, the long-term upside potential of the CMD process and the increase in oil recovery resulting therefrom. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: January 10, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer